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TanGold Announces Board and Management Change

FOR IMMEDIATE RELEASE - January 21, 2021

TORONTO, January 21, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX: TNX) (NYSE American: TRX) (TanGold or the Company) announces the resignation of Ulrich Rath from the Company’s Board of Directors. We wish Mr. Rath tremendous success in his future endeavors.

Mr. Andrew Cheatle, another Director of the Company, has stepped into the role occupied by Mr. Rath and will lead the Company’s Technical Committee going forward.

Respectfully Submitted,

James E. Sinclair

Executive Chairman

About Tanzanian Gold Corporation

TanGold along with its joint venture partner, STAMICO, is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. An ongoing drill program has, to date, more than doubled the size of Measured and Indicated Mineral Resources to include 2.04 million ounces of gold. Exploration Targets determined in accordance with NI 43-101 standards have the potential to add up to another 2.0 million ounces of gold (see press release dated June 24, 2020). The Company commenced initial test production from oxide ore in June 2020 at an oxide test plant and is now anticipating government approval for an expanded (oxide) plant.

TanGold is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxides upon approval of an expanded oxide plant;

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled, targeting annual gold production of 150,000 to 175,000 oz.; and

3.Continuing with a drilling program to further test the potential of its Mineral Resource base by: (i) drilling at deeper levels; (ii) drilling new oxide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

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The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, include, but are not limited to, that Buckreef’s updated mine plan and amendments to the JV Agreement will be approved, and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Form 6-K, for more information concerning these risks, uncertainties, and other factors.